UBS Money Series
1285 Avenue of the Americas
New York, New York 10019-6028

June 28, 2010

VIA EDGAR

Filing Desk
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549
Attn: Brion Thompson, Esq.

Re:     UBS Money Series (the “Registrant”)
           File Nos. 333-52965 and 811-08767
           Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, UBS Money Series (the “Registrant”) and the Registrant’s principal underwriter, UBS Global Asset Management (US) Inc. (“UBS Global AM (US)”), hereby respectfully request that the effective date of Post-Effective Amendment No. 28 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 29 to the Registration Statement under the Investment Company Act of 1940, filed on June 24, 2010, be accelerated so that it will become effective on June 28, 2010. The Registrant and UBS Global AM (US) are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

On behalf of the Registrant, it is hereby acknowledged that:

•	should the Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in acknowledging the effective date of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please call Julien Bourgeois of Dechert LLP, the Registrant’s outside counsel, at (202) 261-3451 or Keith A. Weller at (212) 882-5576 if you have any questions.

Sincerely yours,

/s/ Keith A. Weller

Keith A. Weller
Vice President and Assistant Secretary

The Undersigned hereby joins in the above request.

UBS Global Asset Management (US) Inc.

/s/ Eric Sanders

Eric Sanders
Director and Associate General Counsel

cc:     Brion Thompson
          U.S. Securities and Exchange Commission

          Jack W. Murphy
          Dechert LLP

2